Item 77D - Policies with respect to security investments

The Board of Trustees at a meeting held on August 12, 2003 approved the investment by each of the non-money market series of the Registrant of a portion of their assets in shares of exchange traded funds (ETFs) offered by the iShares Trust and iShares, Inc. in excess of the limitations imposed by Section 12(d)(1) of the Investment Company Act of 1940, as amended pursuant to the terms and conditions of an exemptive order granted by the Securities and Exchange Commission to the iShares funds. The ability to invest a higher percentage in iShares will primarily be used to hedge cash positions.